UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                               BLOCKBUSTER INC.
                              ------------------
                               (Name of Issuer)


                Class B Common Stock, $0.01 par value per share
               -------------------------------------------------
                        (Title of Class of Securities)


                                   093679207
                              ------------------
                                (CUSIP Number)


                               February 28, 2007
                          --------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                               |_| Rule 13d-1(b)

                               |X| Rule 13d-1(c)

                               |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 10 Pages
                             Exhibit Index: Page 9

                                 SCHEDULE 13G

CUSIP No.: 093679207                                        Page 2 of 10 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL MANAGEMENT, LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) |_|

      (b) |_|
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         4,108,000
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    4,108,000
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,108,000
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      |_|
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.71% based on 72,000,000 Shares outstanding as of February 26, 2007.
...............................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.:   093679207                                      Page 3 of 10 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      GLENVIEW CAPITAL GP, LLC
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) |_|

      (b) |_|
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      Delaware
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         4,108,000
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    4,108,000
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,108,000
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      |_|
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.71% based on 72,000,000 Shares outstanding as of February 26, 2007.
...............................................................................
12.   Type of Reporting Person:

      OO

                                 SCHEDULE 13G

CUSIP No.:   093679207                                      Page 4 of 10 Pages
...............................................................................
1.    Names of Reporting Persons.

      I.R.S. Identification Nos. of above persons (entities only).


      LAWRENCE M. ROBBINS
...............................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) |_|

      (b) |_|
...............................................................................
3.    SEC Use Only
...............................................................................
4.    Citizenship or Place of Organization

      United States of America
...............................................................................
Number of       5.    Sole Voting Power           None
Shares        ................................................................
Beneficially    6.    Shared Voting Power         4,108,000
Owned by Each ................................................................
Reporting       7.    Sole Dispositive Power      None
Person With   ................................................................
                8.    Shared Dispositive Power    4,108,000
...............................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      4,108,000
...............................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

      |_|
...............................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.71% based on 72,000,000 Shares outstanding as of February 26, 2007.
...............................................................................
12.   Type of Reporting Person:

      IA

                                                            Page 5 of 10 Pages


Item 1(a).      Name of Issuer:

                Blockbuster Inc. (the "Issuer").

Item 1(b).      Address of Issuer's Principal Executive Offices:

                1201 Elm Street, Dallas, Texas 75270

Item 2(a).      Name of Person Filing:

                This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                i)   Glenview   Capital   Management,  LLC ("Glenview  Capital
                     Management");

                ii)  Glenview   Capital GP,  LLC  ("Glenview Capital GP"); and

                iii) Lawrence M. Robbins ("Mr. Robbins").

                This Statement relates to Shares (as defined herein) held for the accounts of GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"); GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

                Glenview Capital Management serves as investment manager to each of GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).      Address of Principal Business Office or, if None, Residence:

                The address of the principal business office of each of Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

                                                            Page 6 of 10 Pages
Item 2(c).      Citizenship:

                i)   Glenview   Capital   Management  is  a  Delaware  limited
                     liability company;

                ii) Glenview Capital GP is a Delaware limited liability company; and

                iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).      Title of Class of Securities:

                Class B Common Stock, $0.01 par value per share (the "Shares")

Item 2(e).      CUSIP Number:

                093679207

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                This Item 3 is not applicable.

Item 4.         Ownership:

Item 4(a).      Amount Beneficially Owned:

                As of March 9, 2007, each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner of 4,108,000 Shares. This amount consists of: (A)3,411,800 Shares held for the account of the GCM Little Arbor Master Fund; (B) 678,100 Shares held for the account of GCM Little Arbor Institutional Partners; and (C) 18,100 Shares held for the account of GCM Little Arbor Partners.

Item 4(b).      Percent of Class:

                The number of Shares of which each of Glenview Capital Management, Glenview Capital GP and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 5.71% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed annual report on Form 10-K, there were 72,000,000 Shares outstanding as of February 26, 2007).

Item 4(c).      Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP and Mr. Robbins:
-----------------------------------------------------------------

(i)   Sole power to vote or direct the vote:                                 0

(ii)  Shared power to vote or direct the vote:                       4,108,000

(iii) Sole power to dispose or direct the disposition of:                    0

(iv)  Shared power to dispose or direct the disposition of:          4,108,000

                                                            Page 7 of 10 Pages

Item 5.         Ownership of Five Percent or Less of a Class:

                This Item 5 is not applicable.

Item 6.         Ownership  of More than  Five  Percent  on  Behalf of  Another
                Person:

                This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                See disclosure in Item 2 hereof.

Item 8.         Identification and Classification of Members of the Group:

                This Item 8 is not applicable.

Item 9.         Notice of Dissolution of Group:

                This Item 9 is not applicable.

Item 10.        Certification:

                By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                            Page 8 of 10 Pages


                                   SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2007                        GLENVIEW CAPITAL MANAGEMENT, LLC


                                            By: /s/ Lawrence M. Robbins
                                               -------------------------------
                                            Name:  Lawrence M. Robbins
                                            Title: Chief Executive Officer

Date: March 12, 2007                        GLENVIEW CAPITAL GP, LLC


                                            By: /s/ Lawrence M. Robbins
                                               -------------------------------
                                            Name:  Lawrence M. Robbins
                                            Title: Chief Executive Officer

Date: March 12, 2007                        LAWRENCE M. ROBBINS


                                            /s/ Lawrence M. Robbins
                                            ----------------------------------

                                                            Page 9 of 10 Pages


                                  EXHIBIT INDEX


Ex.                                                                   Page No.

A      Joint Filing Agreement, dated March 12, 2007 by and
       among Glenview Capital Management, LLC, Glenview Capital
       GP, LLC and Lawrence M. Robbins.................................     10

                                                           Page 10 of 10 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Class B Common Stock of Blockbuster Inc. dated as of March 12, 2007 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: March 12, 2007                   GLENVIEW CAPITAL MANAGEMENT, LLC


                                       By: /s/ Lawrence M. Robbins
                                           ---------------------------------
                                       Name:   Lawrence M. Robbins
                                       Title:  Chief Executive Officer


Date: March 12, 2007                   GLENVIEW CAPITAL GP, LLC


                                       By: /s/ Lawrence M. Robbins
                                           -------------------------------
                                       Name:  Lawrence M. Robbins
                                       Title: Chief Executive Officer


Date: March 12, 2007                   LAWRENCE M. ROBBINS

                                       /s/ Lawrence M. Robbins
                                       -------------------------------------